August 26, 2016

WABCO Holdings Inc.
2770 Research Drive
Rochester Hills, MI 48309

Via EDGAR

Mr. Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure
United States Securities and Exchange Commission
Washington, DC 20549

Re:    WABCO Holdings Inc.
Form 10-K for the year ended December 31, 2015
Filed February 11, 2016
File No. 001-33332

Dear Mr. Mew:
On behalf of WABCO Holdings Inc. (the “Company”), we are hereby responding to the comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated August 1, 2016 (the “Comment Letter”), in connection with the Company’s Form 10-K annual report for the year ended December 31, 2015 (“Form 10-K”).

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For convenience of reference, each of the Staff’s comments is reproduced below in italics under the headings followed in each case by the related Company response.

Form 10-K For the Year Ended December 31, 2015

Financial Statements
Note 16 - Income Taxes, page 73

Based on your income tax reconciliation on page 74, we note your effective tax rate is significantly reduced by foreign earnings taxed at other than 35%. Further, you indicate the nature of the reconciling item is net of permanent differences including non-taxable income in foreign jurisdictions, foreign tax credits and rulings, resulting in a net tax benefit. Given its significance, please describe for us in greater detail the nature of underlying items comprising the difference and the factors that drive the change in this line item from year to year. Please identify for us the primary foreign jurisdictions that are included in this reconciling item. As part of your response, please tell us the amount of profit generated by each of those foreign jurisdictions, including each jurisdiction’s effective income tax rate.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that this reconciling item is primarily derived from foreign income taxed at rates less than the U.S. statutory rate of 35%, net of permanent differences including non-taxable income in foreign jurisdictions, foreign tax credits and rulings, resulting in a net reduction in the overall global effective tax rate.  As shown in the table below, the cumulative impact of these reconciling items amounts to 14.6% of the adjustments from the 35% statutory rate to the 3.9% effective tax rate paid by the Company.

(Amounts in millions except tax rate data)	Profit	Tax	Impact on effective tax rate
Tax provision at statutory rate	$297.5	$104.1	35.0%
Foreign earnings taxed at other than 35%		(43.5)	(14.6)%
Belgium Excess Profit Ruling		(16.9)	(5.7)%
Tax (reversals)/contingencies		(32.6)	(11.0)%
Other reconciling items		0.4	0.2%
		$11.5	3.9%

The Company has operations and a taxable presence in 28 countries outside the United States and all of these countries have a tax rate that is lower than the rate in the U.S. The countries in which the Company has a material presence include Belgium, China, Germany, India, The Netherlands and Poland. Belgium has historically had the largest impact on the Company’s effective tax rate primarily because of the Company’s participation in the Belgian Excess Profit Ruling program. As separately disclosed in the income tax expense reconciliation in Note 16 of the Company’s Form 10-K, the Belgian Excess Profit Ruling had a $16.9 million positive impact on the Company’s effective tax rate which equates to a 5.7% reduction of the effective tax rate. None of the other foreign jurisdictions in which the Company has operations and a taxable presence (including any individual tax benefit or provision within such jurisdiction) had an impact equal or greater than 5% on the Company’s effective tax rate in 2015. Historically, fluctuations in the amounts attributable to this line item in our tax reconciliation footnote are primarily attributable to our operations in Belgium. Other non-Belgium foreign tax rulings and tax benefits that the Company receives have not varied materially.

The Company supplementally advises the Staff that the tax impact of foreign earnings taxed at other than 35% varies from year to year based on the mix of earnings by each foreign jurisdiction. However, the key driver in the decrease from 2015 to 2014 and 2014 to 2013 was primarily due to our operations in Belgium, which was mainly driven by a combination of one-off factors and not any individually significant (greater than 5%) items.

Additionally, please explain to us the nature of the reconciling line item “tax (reversals)/contingencies.” To the extent this item affects the comparability of the information for all periods presented, please disclose the nature and effect of this item in your tax footnote pursuant to ASC 740-10- 50-4.

Company Response:

As shown in the table above and the Income Tax Reconciliation table in Note 16 of the Form 10-K, “tax (reversals)/contingencies” were $32.6 million. The Company supplementally advises the Staff that as discussed in Note 16 on page 79 of the Form 10-K below the Unrecognized Tax Benefits reconciliation table, during 2015, $32 million of unrecognized tax benefits were reversed, primarily due to the settlement of a U.S. tax audit and the expiration of a statute of limitation. Since this item had a significant impact on our overall effective tax rate, we included it as a separate line item on the Income Tax Reconciliation Table.

We thank you for your prompt attention to these responses and look forward to hearing from you at your earliest convenience. Please direct any questions concerning these responses to the undersigned at 32-2-663-9871, or alternatively Sean Deason, Vice President and Controller, at 32-2-663-9981.

Very truly yours,

/s/ Prashanth Mahendra-Rajah
Prashanth Mahendra-Rajah
Chief Financial Officer